

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 18, 2011

<u>Via E-mail</u>
Mr. James A. Peers
Chief Financial Officer
GFI Group Inc.
55 Water Street
New York, NY 10041

      RE: **GFI Group Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 16, 2011
              File No. 1-34897

Dear Mr. Peers:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Note 6. Goodwill and Intangible Assets, page 113</u>

1. We note that you disclose that you acquired 70% of Kyte Group Limited and Kyte Capital Management Limited on July 1, 2010 and that you will acquire the residual 30% in Kyte for an additional cash payment to be made in the third quarter of 2013. We also note that Kyte has been included in the consolidated financial statements as a wholly-owned subsidiary since the acquisition date with a liability for the future payment to be made in 2013. Please tell us if you have acquired 100% of Kyte as of December 31, 2010 or if you have acquired 70% and tell us how you determined the appropriate accounting. If you have only purchased 70% of Kyte please tell us how you are accounting for the 30% interest not yet acquired. We may have further comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief